February 27, 2026

James E. Galeese
Chief Financial Officer
LSI Industries, Inc.
10000 Alliance Road
Cincinnati, Ohio 45242

       Re: LSI Industries, Inc.
           Form 10-K for the Year Ended June 30, 2025
           Filed September 11, 2025
           File No. 000-13375
Dear James E. Galeese:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended June 30, 2025
Financial Statements
General, page 30

1. We note that you have indicated on the cover page that you are an accelerated filer and your public float at December 31, 2024 was $580,496,057. Please tell us why you have only included two years of financial statements in your Form 10-K. Refer to Rules 3-01 and 3-02 of Regulation S-X.
Notes to Consolidated Financial Statements
Note 4     Business Segment Information, page 48

2. Please tell us how you comply with the requirements to disclose significant segment expenses and other segment items. If you have no significant expense categories, indicate where and how you explain the nature of the expense information the CODM uses to manage operations. If significant expense categories exist, explain how you plan to revise future disclosures to meet the requirements in ASC 280-10-50-26A through 26C.
 February 27, 2026
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ernest Greene at 202-551-3733 or Kevin Stertzel at 202-551-3723 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing